UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35368 / October 23, 2024

In the Matter of	:
	:
CLEARBRIDGE MLP AND MIDSTREAM	:
TOTAL RETURN FUND INC.	:
620 Eighth Avenue, 47th Floor	:
New York, New York 10018	:
	:
(811-22693)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on September 9, 2024, requesting an order

under section 8(f) of the Act declaring that it has ceased to be an investment company.

On September 27, 2024, a notice of filing of the application was issued (Investment

Company Act Release No. 35344). The notice gave interested persons an opportunity to request

a hearing and stated that an order disposing of the application would be issued unless a hearing

was ordered. No request for a hearing has been filed, and the Commission has not ordered a

hearing.

The matter has been considered and it is found, on the basis of the information set forth in

the application, that applicant has ceased to be an investment company.

Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.